UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File Number: 001-13467

(Check One):	[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2014

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TARGETED MEDICAL PHARMA, INC.

Full name of registrant:

Former name if applicable:

2980 Beverly Glen Circle, Suite 301

Address of principal executive office (Street and number):

Los Angeles, CA 90077

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Targeted Medical Pharma, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 on a timely basis due to additional time needed for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-K. The Company expects to file its Form 10-K within the additional time allowed by this report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Horne	(301)	474-9809
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Targeted Medical Pharma, Inc. (the “Company”) anticipates that its revenue for the year ended December 31, 2014 will be approximately $7.1 million, significantly less than its revenue for the year ended December 31, 2013 of $9.6 million. The decrease in revenue is primarily the result of a decrease in cash collections from the Company’s customers that are accounted for pursuant to the cash method of accounting. The Company anticipates that its operating expenses for the year ended December 31, 2014 will be significantly less than the year ended December 31, 2013 as a result of decreases in salary and general and administrative expenses. The net loss before income taxes for the year ended December 31, 2014 is expected to be slightly more than the year ended December 31, 2013 primarily as a result of these factors.

Targeted Medical Pharma, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	Targeted Medical Pharma, Inc.
(Registrant)

/s/ William Horne
William Horne
Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).